John H. Lively
Attorney

4801 Main Street, Suite 1000
Kansas City, MO 64112
816.983.8177
fax: 816.983.8080
john.lively@huschblackwell.com

September 16, 2009

Kevin Rupert
U.S. Securities and Exchange
Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Commonwealth International Series Trust (the “Trust”)

Dear Kevin:

          On January 7, 2009, the Trust filed with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form N-CSR for the fiscal year ended October 31, 2008 (the “Annual Report”). On March 2, 2009, the Trust filed with the Commission Amendment No. 50 to the Trust’s registration statement under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 50 to the Trust’s registration statement under the Investment Company Act of 1940, as amended, including the prospectus (the “Prospectus”) for each series portfolio of the Trust (each a “Fund” and collectively, the “Funds”), on Form N-1A (the “Registration Statement”). You recently contacted me to provide comments on the Annual Report and the Prospectus. This letter responds to your comments. We have summarized each of your comments in this letter for your reference and provided the Trust’s response below each such comment.

Prospectus

1.
Comment:     The inside front cover of the Prospectus includes a copy of the Trust’s Notice of Privacy Policy and Practices (the “Privacy Policy”). The Prospectus states in the Privacy Policy that the Privacy Policy “is not part of the Prospectus.” You indicated that the Prospectus cannot include the Privacy Policy and also include an express carve out that such policy is not a part of the Prospectus.

Response:     On a prospective basis, the Trust will exclude the Privacy Policy from its filing of the Registration Statement on Form N-1A with the Commission, and will determine, with the advice of counsel, the most appropriate means of delivering the Privacy Policy to shareholders.

Kevin Rupert

September 16, 2009

2.
Comment:     On page 10, in the Fee Table for the Funds, the Prospectus states distribution (12b-1) fees were 0.25% of each Fund’s average net assets. In a footnote to this disclosure, the Prospectus states that “[e]ach Fund has adopted a Rule 12b-1 Plan that permits it to pay up to 0.35% of its average net assets each year for distribution costs.” You indicated that the Prospectus should state in the Fee Table the maximum amount of distribution fees that may be charged to the Fund, which in this case is 0.35% of each Fund’s average net assets, or that the Fee Table should include a notation to the effect that the Board of Trustees does not intend at this time to assess more than 0.25% for distribution (12b-1) fees.

Response:     On a prospective basis, the Prospectus of the Funds will indicate in the Fee Table that distribution (12b-1) fees of each Fund equal up to 0.25% of such average net assets or such other amount that the Board of Trustees determines is appropriate. In the footnote to this disclosure, the Prospectus will include additional disclosure to the effect that while each Fund has adopted a Rule 12b-1 Plan permitting the Fund to pay up to 0.35% of its average net assets each year for distribution costs, it is the intention of the Board of Trustees that the Trust only spend up to 0.25% of its average net assets for such distribution costs. If the Trustees’ intentions change on this matter, the Fund will amend or supplement the Prospectus.

Annual Report

3.
Comment:     On page 18 of the Annual Report, under the Schedule of Investments for the Commonwealth Australia/New Zealand Fund, the disclosure indicates that fair valued securities represented 61.22% of net assets of the Fund as of October 31, 2008. Please explain the reason for the fair valuation for such a significant percentage of net assets of the Fund.

Response:     The majority of the securities held by the Commonwealth Australia/New Zealand Fund required fair valuation at the time of the Fund’s net asset value determination. The markets in the jurisdictions in which these securities were traded had already closed for the day. However, the Fund determined that as of the close of the market for the Fund (4:00 p.m. ET), the market value for such portfolio securities was unreliable. For this reason, it was determined that following the Fund’s fair valuation procedures was appropriate.

Kevin Rupert

September 16, 2009

4.
Comment:     On page 48, under the expense example tables for the Funds, the Annual Report omits disclosure required pursuant to Item 22(d)(1) of Form N-1A that “[e]xpenses are equal to the Fund’s annualized expense ratio of [__%], multiplied by the average account value over the period, multiplied by [number of days in most recent fiscal half-year/365 [or 366]] (to reflect the one-half year period).” Specifically, the disclosure failed to provide the disclosure regarding the number of days included in the example.

Response: On a prospective basis, the Annual Report will include disclosure to comply with the disclosure requirements of Item 22(d)(1).

*                     *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in Registrant’s filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you soon to discuss any comments you may have respecting this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

JHL
cc:	Robert Scharar
Jack Ewing
John Akard
Kathleen Kelly
Stephen Fodo
Ruth Willars